Exhibit 16.1

February 3, 2003

Securities and Exchange Commission
Washington, D.C. 20549

Ladies and Gentlemen:

We were previously principal accountants for MTS, Incorporated and, under the date of October 22, 2002, we reported on the consolidated financial statements of MTS, Incorporated as of and for the year ended July 31, 2002. On January 28, 2003, our appointment as principal accountants was terminated. We have read MTS, Incorporated’s statements included under Item 4 of its Form 8-K dated February 3, 2003, and we agree with such statements, except that we are not in a position to agree or disagree with MTS, Incorporated’s statement that the change was approved by the board of directors and we are not in a position to agree or disagree with MTS, Incorporated’s statements regarding PricewaterhouseCoopers LLP appearing in the last paragraph of such Item 4.

Very truly yours,

/s/ KPMG LLP